UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the registrant’s press release issued on July 30, 2026, titled “Mobilicom Secures New Design Win for AI-Enabled Autonomous Weapon Systems.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Mobilicom Secures New Design Win for AI-Enabled Autonomous Weapon Systems”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: July 30, 2026	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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